Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

June 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn: Duc Dang, Attorney-Advisor

RE:	Registration Statement on Form S-1 (File No. 333-173250)

Dear Mr. Dang:

On behalf of Realogy Corporation, a Delaware corporation (“Realogy”), and Domus Holdings Corp., a Delaware corporation and the indirect parent entity of Realogy (“Holdings” and, together with Realogy, the “Registrants”), this letter is being provided pursuant to conversations with you on June 3, 2011 and June 10, 2011 with respect to Amendment No. 1 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2011. In particular, you requested the Registrants to further consider whether RCIV Holdings (Luxembourg) S.à.r.l. (“RCIV”) is the parent of Holdings. For the reasons set forth below, the Registrants respectfully submit that RCIV is an investor in, and not the parent of, Holdings and that the proposed resale of Convertible Notes (as defined below) and underlying shares of Class A Common Stock (as defined below) pursuant to the Registration Statement constitutes a valid secondary offering and may be registered as contemplated by the Registration Statement.

Background

On April 10, 2007, Holdings acquired all of the outstanding equity of Realogy in a merger transaction for approximately $8,750 million (the “Merger”). In connection with the Merger, Holdings established a direct, wholly owned subsidiary, Domus Intermediate Holdings Corp., to own all of the outstanding shares of Realogy. The Merger was financed by borrowings under a senior secured credit facility, the issuance of three series of notes (the “Existing Notes”) pursuant to a private placement, an Equity Investment (as defined below) and cash on hand. Investment funds affiliated with Apollo Management, L.P. (“Apollo”) and an investment vehicle of co-investors managed by Apollo (collectively, the “Apollo Equity Investors”), as well as members of Realogy’s management who purchased Holdings common stock with cash or through rollover equity, contributed $2,001 million (the “Equity Investment”) to Realogy to complete the Merger. Subsequent to the completion of the Merger, the Existing Notes were exchanged in a registered exchange offer for unrestricted notes.

The residential real estate industry has been in a significant and lengthy downturn, which initially began in 2005, and Realogy has not been immune to the effects of the downturn. In 2008 and 2009, the Existing Notes traded below par and at times significantly below par. In early 2009, Apollo raised capital for a new investment vehicle, RCIV, for the purpose of investing in, among other things, the Existing Notes. The investment manager of RCIV is Apollo Management VI, L.P., which also serves as the investment manager of the Apollo Equity Investors.

In the fall of 2010, Realogy sought a more flexible capital structure through the extension of maturities of its Existing Notes and by providing existing note holders who elected to receive Convertible Notes the right to exchange debt for equity in the future. Realogy engaged in negotiations with existing note holders, including Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”), Avenue Capital Management II, L.P. (“Avenue”) and RCIV, each of which owned a significant principal amount of Existing Notes. On November 30, 2010, the Registrants entered into a support agreement (the “Support Agreement”) with Paulson, Avenue and RCIV, pursuant to which (i) Paulson and RCIV agreed to exchange in private exchange offers (the “Exchange Offers”) all of their Existing Notes for Convertible Notes and (ii) Avenue agreed to exchange in the Exchange Offers approximately $250 million aggregate principal amount of its Existing Notes for Extended Maturity Notes and the remaining approximately $64 million aggregate principal amount of its Existing Notes for Convertible Notes.

On November 30, 2010, Registrants commenced the Exchange Offers pursuant to which they offered all eligible holders of the Existing Notes the ability to exchange Existing Notes for either newly issued notes which had a higher coupon and longer maturity, with the remainder of the terms of the notes substantially similar to the Existing Notes (the “Extended Maturity Notes”), or newly issued convertible notes (the “Convertible Notes”).

The Convertible Notes are convertible at any time at the option of the holder, in whole or in part, into shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of Holdings. The conversion prices of the Convertible Notes represented premiums over the estimated fair market value of the Class A Common Stock as of November 29, 2010, and continues to represent premiums as of March 31, 2011, in each case, as determined by the board of directors of Holdings or a committee thereof.

In connection with the Exchange Offers, Holdings amended and restated its certificate of incorporation and bylaws, to provide for, among other things, the reclassification of the then existing common stock of Holdings into Class A Common Stock and Class B common stock, par value $0.01 per share (“Class B Common Stock”), with all of the existing shares of common stock of Holdings reclassified into shares of Class B Common Stock and all of the common stock into which the Convertible Notes are convertible being shares of Class A Common Stock.

Prior to launching the Exchange Offers, the Registrants entered into a dealer manager agreement with two investment banks pursuant to which the investment banks agreed to serve as dealer managers for the Exchange Offers for which they received a fee for their services. The dealer managers advised the Registrants that, since the Existing Notes were registered and freely tradeable by non-affiliates, the holders of the Existing Notes would demand that the Registrants enter into a registration rights agreement pursuant to which Realogy would agree to exchange the Extended Maturity Notes for registered Extended Maturity Notes and the Registrants would agree to register the resale of the Convertible Notes and underlying Class A Common Stock. On January 5, 2011, in connection with the issuance of the Extended Maturity Notes and the Convertible Notes, the Registrants entered into registration rights agreements agreeing to do the foregoing.

On January 5, 2011, Realogy consummated the private debt exchange offers. Approximately $2,110 million aggregate principal amount of Existing Notes was exchanged for Convertible Notes and approximately $632 million aggregate principal amount of Existing Notes was exchanged for Extended Maturity Notes. RCIV received $1,338,190,220 aggregate principal amount of Convertible Notes which are convertible into 1,276,938,607 shares of Class A Common Stock and which represents 57.4% of the outstanding Class A Common Stock, assuming conversion into Class A Common Stock of all of the outstanding Convertible Notes and all of the outstanding shares of Class B Common Stock, and no future dilutive issuances of Holdings common stock.

Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act of 1933, as amended (the “Act”), to permit the registration of offerings on a delayed or continuous basis. Rule 415 specifies certain conditions that an issuer must satisfy in order to avail itself of the rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1)	The registration statement pertains only to: (i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…

Under Rule 415(a)(1)(i), an issuer may register the offer and sale of shares on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.

Rule 415(a)(4) provides that: “In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering that purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S–3 or Form F–3 to register a primary offering. The Registrants are not eligible to register a primary offering on Form S-3.

In the event that the offering covered by the Registration Statement is deemed a primary offering on behalf of the Registrants, (i) the offering would have to be made on a fixed price basis (in other words, RCIV would not be able to sell its securities at prevailing market prices), (ii) RCIV would be deemed to be an “underwriter” with respect to the offering (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to RCIV to effect resales of its securities.

Because of the requirements of Rule 415, the Staff’s interpretation of the rule has a dramatic and potentially chilling impact on the ability of companies—such as the Registrants—to raise capital and on the ability of RCIV to effect the resale of its securities. Therefore, the Staff should only characterize a secondary offering as being made on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff previously has recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Compliance and Disclosure Interpretations, the Staff has set forth a detailed analysis of the relevant factors that should be examined.

Interpretive Response 612.09 (the “Interpretation”), provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S–3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S–3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

In addition, Interpretive Response 212.15 provides that:

“Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer. Form S-3 does not specifically so state; however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make “secondary” offerings of the issuer’s securities. Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” (emphasis added)

Pursuant to Rule 405 of the Act, the term “Parent” is defined as:

“A parent of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries.”

In not defining the term “Parent” by reference to a specified level of equity ownership, the Commission has made it clear that the question of who is a “Parent” also is a facts and circumstances analysis and not one that can be determined by looking to a bright-line test.

In fact, the Staff has made it clear that, even in cases where an affiliate owns more than a majority of the issuer’s securities, it is not necessarily acting “by or on behalf of the issuer” and may undertake bona-fide secondary offerings. Interpretation 216.14, regarding the use of Form S–3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

This interpretive position makes clear that the holder of over half of the outstanding shares may effect a valid secondary offering of its shares unless other facts—beyond the mere level of ownership—indicate that the affiliate is acting as a conduit for the issuer.

Based on our discussions, our understanding of the Staff’s view is that the Staff believes that resales by RCIV pursuant to the Registration Statement would constitute a valid secondary offering when considering the relevant factors in the Interpretation. We understand that the Staff is principally focused on the question of whether RCIV is the parent of Holdings. We have addressed this question below. In addition, we believe consideration of each of the relevant factors listed in the Interpretation further helps to establish that RCIV is an investor in, and affiliate of, Holdings and not its parent entity, and that any resales by RCIV pursuant to the Registration Statement would be bona-fide secondary transactions. Each of the relevant factors listed in the Interpretation is discussed below in the context of the offering under the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the Convertible Notes and shares of Class A Common Stock issuable upon conversion of the Convertible Notes may be registered for sale pursuant to Rule 415.

RCIV is Not the Parent of Holdings

RCIV is not the parent of Holdings. Parent is defined in Rule 405 as “an affiliate controlling such person directly, or indirectly through one or more intermediaries.” RCIV does not control Holdings directly or indirectly. RCIV does not currently own any shares of Class A Common Stock and is not likely to acquire any in the near future. At the present time, RCIV has no economic incentive to convert its Convertible Notes into shares of Class A Common Stock since the conversion rates were set at a premium to the fair market value of Holdings’ common stock at the time of the Exchange Offers and as of March 31, 2011 remained at a premium, and there is no trading market for the Class A Common Stock. Furthermore, the Registrants have been advised by RCIV that it has no present intention to convert its Convertible Notes. As a Realogy debt holder, RCIV continues to receive regular interest payments, is entitled to be repaid in full at maturity and has a superior position in Holdings’ capital structure. Most importantly, as a Realogy debt holder, RCIV does not have the right to vote on matters brought before the holders of the common stock of Holdings.

Although at some point in the future it is possible that RCIV could own up to 57.4% of the outstanding Class A Common Stock, it does not follow under the circumstances that RCIV is the parent of Holdings or that the resale of the Convertible Notes and underlying Holdings Class A Common Stock is an indirect primary offering. We understand that the Staff examines more closely registration statements seeking to register for resale shares representing a substantial percentage of an issuer’s outstanding common stock to determine whether the offering is a primary offering for purposes of Rule 415. However, based on the Staff’s guidance to date, we do not believe that this test was intended to establish a bright line for determining when an offering is an indirect primary offering. Rather, we understand that the Staff will make its determination based on an analysis of all of the factors surrounding the offering in accordance with its guidance in C&DI 612.09.

As noted in Interpretation 216.14, “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities.” In addition, we are aware of other instances in which the proposed selling stockholder was seeking to register the resale of a percentage of the issuer’s securities substantially in excess of 50% and the Staff permitted the resales to be made pursuant to Rule 415(a)(1)(i).

RCIV also does not control Holdings indirectly through one or more intermediaries. RCIV is under common control with the Apollo Equity Investors but the Registrants respectfully submit that merely being under common control with Apollo Equity Investors does not make RCIV the parent of Holdings. Principally, RCIV has no right, contractually or otherwise, to direct the Apollo Equity Investors to take any action, including with respect to voting or disposing of the currently outstanding shares of common stock of Holdings held by the Apollo Equity Investors.

In addition, although the investment manager of RCIV also serves as the investment manager of the Apollo Equity Investors, RCIV was formed at a different time and for a different purpose from the Apollo Equity Investors. RCIV made its initial investment in the Existing Notes approximately two years after the Apollo Equity Investors made the Equity Investment. RCIV’s investment intent was also clearly different from the Apollo Equity Investors as evidenced by the fact that it made a number of investments over time in the Existing Notes and the Apollo Equity Investors made a one-time equity investment in connection with an acquisition. Moreover, when RCIV purchased the Existing Notes, it had no understandings or arrangements with the Registrants, or anyone else, with respect to the disposition of the Existing Notes, including exchanging the Existing Notes for Convertible Notes. The investment manager has fiduciary duties to the respective investors in both RCIV and the Apollo Equity Investors. As a result, different investment decisions may be made on behalf of each of RCIV and the Apollo Equity Investors. Notwithstanding the role of the investment manager, the Registrants respectfully submit that it is inappropriate to treat them as single entity and to reach the conclusion that RCIV is an affiliate controlling Holdings indirectly through one or more intermediaries.

Finally, in connection with the Exchange Offers, Holdings entered into an Amended and Restated Securityholders Agreement with the Apollo Equity Investors and RCIV. Currently, the Holdings board of directors has six members, all of which have been members since at least February 2008. Significantly, the Apollo Equity Investors’ rights to designate directors did not change from the original agreement that was entered into in April 2007 in connection with the Merger. RCIV did not designate any of the current directors nor does it have the exclusive right to do so. This highlights the fact that the right to designate members of the board of directors of Holdings is derived from the Equity Investment and not RCIV’s participation in the Exchange Offers. The Registrants do not believe the fact that RCIV became a party to the Securityholders Agreement establishes that it is the parent entity of Holdings. Each of Paulson and Avenue as well as two other large holders of Existing Notes entered into securityholder agreements in connection with their participation in the Exchange Offers which granted them various rights, including in one instance the right to nominate a member of the Holdings board of directors. As evidenced by the fact that each of the large holders of Existing Notes entered into such agreements, investors in private refinancing transactions typically negotiate for and receive certain protections. The Registrants believe that the mere fact that RCIV is party to a securityholders agreement with the Apollo Equity Investors does not create a commonality of interest that would override the significant differences in investment purposes and objectives between RCIV and the Apollo Equity Investors.

How Long the Selling Stockholder Has Held the Shares

The longer shares are held, the less likely it is that the selling stockholder is acting as a conduit for the Registrants. As discussed above, RCIV does not currently own any shares of Class A Common Stock and is not likely to acquire any in the near future. The Registrants have been advised by RCIV that it has no present intention to convert its Convertible Notes or conduct an offering of all of its Convertible Notes or underlying Class A Common Stock, but rather may consider possible periodic resales or conversions subject to future market conditions. Furthermore, in the Support Agreement, RCIV specifically represented that it was acquiring the Convertible Notes for investment purposes only and not with a view toward distribution thereof in violation of the Act.

In addition, RCIV purchased the Existing Notes over a period of approximately eighteen months from third parties in a variety of secondary market transactions that were not merely conduits to a secondary offering. RCIV has made an investment in the Registrants and it holds the risk of ownership. Even after the Registration Statement is declared effective, RCIV will continue to bear the risk of ownership.

The Circumstances Under Which the Shares Were Received

As noted above, RCIV purchased Existing Notes for investment purposes from third parties in multiple secondary market transactions over a period of approximately eighteen months. When RCIV purchased the Existing Notes, it had no understandings or arrangements with the Registrants, or anyone else, with respect to the disposition of the Existing Notes. RCIV then acquired the Convertible Notes in exchange for its Existing Notes in the Exchange Offers. Realogy undertook the private exchange transaction to refinance a portion of its existing debt in order to have a more flexible capital structure with extended maturities of its Existing Notes and by potentially giving existing note holders who elected to receive Convertible Notes the ability to exchange debt for equity in the future. RCIV was one of a number of holders of Existing Notes who elected to participate in the Exchange Offers and, in particular, to elect to take Convertible Notes.

The Relationship to the Company

RCIV’s relationship with the Registrants, at the time RCIV purchased the Existing Notes, as it is now, is that of an investor in Realogy’s debt. New capital was raised to form RCIV for the purpose of investing in, among other things, the Existing Notes. RCIV currently does not own any shares of Class A Common Stock. The Apollo Equity Investors, on the other hand, own 98.7% of the shares of Holdings which they acquired in April 2007 and have continued to hold since such time. The Apollo Equity Investors are not proposing to register offers and sales of any shares of Holdings common stock as part of the Registration Statement. As discussed above, although the investment manager of RCIV also serves as the investment manager of the Apollo Equity Investors, RCIV was formed at a different time and for a different purpose from the Apollo Equity Investors. As a result, different investment decisions may be made on behalf of each of RCIV and the Apollo Equity Investors. Notwithstanding the role of the investment manager, the Registrants respectfully submit that it is inappropriate to treat them as single entity and to reach the conclusion that RCIV, which currently holds no outstanding shares of Holdings common stock, is the parent of Holdings.

Although at some point in the future it is possible that RCIV could own up to 57.4% of the outstanding Class A Common Stock, for the reasons discussed above it does not follow under the circumstances that RCIV is the parent of Holdings or that the resale of the Convertible Notes and underlying Holdings Class A Common Stock is an indirect primary offering.

The Amount of Shares Involved

It is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. That concept has been reiterated by members of the Office of Chief Counsel. Focusing simply on the number of shares is inconsistent with the Interpretation and the facts and circumstances test recited above. As discussed in more detail above and in Interpretation 216.14, although at some point in the future it is possible that RCIV could own up to

57.4% of the outstanding Class A Common Stock, this fact alone should not prevent RCIV from engaging in a bona-fide secondary transaction. When looking at the totality of the facts and circumstances, we believe the conclusion that the offering is a valid secondary offering is well supported.

Whether the Selling Stockholder is in the Business of Underwriting Securities

RCIV is not in the business of underwriting securities. As stated above, RCIV made an investment in debt securities of Realogy and it has the financial risk of that investment.

Whether Under All the Circumstances it Appears that the Selling Stockholder is Acting as a Conduit for the Company

Based on the above discussion and the facts and circumstances of RCIV’s investment, the Registrants respectfully submit that it would be inappropriate to conclude that RCIV is the parent of Holdings as it does not currently directly, or indirectly through one or more intermediaries, control Holdings. RCIV does not own any outstanding shares of Class A Common Stock and is a different investment vehicle from the Apollo Equity Investors, with different investment interests and objectives. In addition, the Registrants respectfully submit that it would be inappropriate to conclude that RCIV is acting as a conduit for the Registrants. RCIV invested in the Existing Notes and has held the securities for a significant period of time. The Convertible Notes were issued in an exchange offer undertaken by Realogy to refinance its existing debt to give it a more flexible capital structure. RCIV is not in the business of underwriting securities. Under these circumstances, we believe that the offering the Registrants seek to register is a valid secondary offering and may proceed consistent with Rule 415.

Moreover, the lack of a substantial, active trading market for the Holdings Class A Common Stock, as well as there not currently being any financial incentive to convert, significantly reduces the prospects of RCIV quickly converting its Convertible Notes and reselling any shares of Holdings Class A Common Stock issued upon conversion, which further establishes the long-term nature of RCIV’s investment.

Conclusion

For all the foregoing reasons, we believe that the facts and circumstances compel the conclusion that RCIV is an investor in, and not the parent of, Holdings, and the offering by RCIV pursuant to the Registration Statement is a “true” secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i). The Registrants should be permitted to proceed with the registration of the resale of the Convertible Notes and shares of Class A Common Stock issuable upon conversion of the Convertible Notes.

Please telephone the undersigned at (212) 735-3497 if you have any questions or need any additional information.

Very truly yours,

/s/ Stacy J. Kanter

Stacy J. Kanter, Esq.

cc:	Marilyn J. Wasser, Esq. Executive Vice President, General Counsel and Corporate Secretary, Realogy Corporation

Adam F. Turk, Securities and Exchange Commission